FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE	December 10, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on December 10, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has filed a preliminary short-form prospectus in Canada and a registration statement in the United States in connection with a marketed offering of common shares to raise approximately C$180 million (the “Offering”). The Offering will be conducted through a syndicate of underwriters led by BMO Capital Markets, RBC Capital Markets and GMP Securities L.P., and including Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. (the “Underwriters”). The Company will also grant to the Underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares representing an additional 15% of the Offering to cover over- allotments, if any.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) today announced that it has filed a preliminary short-form prospectus in Canada and a registration statement in the United States in connection with a marketed offering of common shares to raise approximately C$180 million (the “Offering”). The Offering will be conducted through a syndicate of underwriters led by BMO Capital Markets, RBC Capital Markets and GMP Securities L.P., and including Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. (the “Underwriters”). The Company will also grant to the Underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares representing an additional 15% of the Offering to cover over-allotments, if any.

The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. The Company intends to use the net proceeds from the Offering to fund its 74% share of Phase 2 development costs at the WBJV Project 1 platinum mine, its 63% obligation towards ongoing exploration and engineering work on the Waterberg project and for general working capital purposes.

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The common shares of Platinum Group Metals are being offered by way of a short form prospectus in all of the provinces of Canada, and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and may also be offered in certain jurisdictions outside of Canada and the United States in accordance with applicable laws in such jurisdictions. The Company has applied to list the common shares subject to the Offering on the Toronto Stock Exchange (“TSX”) and will apply to list such common shares on the NYSE MKT, LLC (“NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE MKT.

A registration statement under the multi-jurisdictional disclosure system adopted by the United States and Canada has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may any offer to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the short form prospectus relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

About Platinum Group Metals Ltd.

Platinum Group Metals has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has a near surface discovery at Waterberg in Joint Venture with Japan Oil, Gas and Metals Corporation, the Japanese state owned Company.

Platinum Group Metals is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

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The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the size, pricing, closing and use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to successfully obtain equity financing and negotiate a cost overrun facility, the Company’s ability to obtain the requisite personnel to enable the construction work to proceed, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s preliminary short-form prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

December 10, 2012

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